UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Cohen & Steers Select Utility Fund, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

19248A109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,664,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,664,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,664,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,664,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,664,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,664,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,228,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,228,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,359
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,173,359
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,260,859
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,260,859
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

**See Item 5

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

**See Item 5

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 19248A109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

In connection with the conclusion of the Issuer’s 2008 annual meeting of stockholders, Messrs. Crouse and Roberts and Ms. Schultz terminated their obligations to act in concert with the other Reporting Persons with respect to the Issuer effective as of the date hereof.  Accordingly, Messrs. Crouse and Roberts and Ms. Schultz are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,664,034 Shares beneficially owned by WILLC is approximately $97,144,632. The Shares beneficially owned by WILLC consist of 916 Shares, 900 of which were acquired with WILLC's working capital and 16 of which were acquired through the Issuer’s dividend repurchase plan, 1,228,900 Shares that were acquired with WIHP's working capital, 1,173,359 Shares that were acquired with WIAP's working capital and 1,260,859 Shares that were acquired with WITRP's working capital.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 43,320,750 Shares outstanding, which is the total number of Shares outstanding as of February 11, 2008, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 15, 2008.

As of the date hereof, WIHP, WIAP and WITRP beneficially own 1,228,900, 1,173,359 and 1,260,859 Shares, respectively, representing approximately 2.8%, 2.7% and 2.9%, respectively, of the Shares outstanding.  WILLC beneficially owns 3,664,034 Shares, constituting approximately 8.5% of the Shares outstanding. Mr. Lipson beneficially owns 3,664,034 Shares, constituting approximately 8.5% of the Shares outstanding.  WITRL does not currently beneficially own any Shares.  As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Group may be deemed to beneficially own the 100 Shares owned in the aggregate by the other Reporting Persons.  The Western Group disclaims beneficial ownership of such Shares.

CUSIP NO. 19248A109

Mr. Roberts does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Roberts may be deemed to beneficially own the 3,664,134 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Roberts disclaims beneficial ownership of such Shares.

Mr. Crouse does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Crouse may be deemed to beneficially own the 3,664,134 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Crouse disclaims beneficial ownership of such Shares.

Ms. Schultz directly owns 100 Shares, constituting less than 1% of the Shares outstanding.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Ms. Schultz may be deemed to beneficially own the 3,664,034 Shares beneficially owned in the aggregate by the other Reporting Persons.  Ms. Schultz disclaims beneficial ownership of such Shares.

Ms. Schultz is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by her.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 31, 2008, each of WIHP and WITRL, as parties to certain Swap Arrangements with the Bank as the counterparty, agreed to terminate the Swap Arrangements with the Bank.  Pursuant to the terms of the Swap Arrangements, WIHP and WITRL paid the Bank the market value of their respective interest in the 573,079 Shares that were subject to the Swap Arrangements.

On March 31, 2008, Barclay’s Capital (“Barclay’s”) granted Mr. Lipson and WIHP an irrevocable proxy over 573,059 Shares beneficially held by Barclay’s as of February 25, 2008, in connection with WIHP's and WITRL's purchase of such Shares from Barclay's.  A copy of the irrevocable proxy is attached as Exhibit 99.1 hereto and incorporated herein by reference.

CUSIP NO. 19248A109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Irrevocable Proxy given by Barclay’s Capital to Arthur D. Lipson and Western Investment Hedged Partners L.P.

CUSIP NO. 19248A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 2, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC, Its General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC, Its Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC, Its Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

CUSIP NO. 19248A109

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC, Its General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON as Attorney-in-fact for William J. Roberts

/s/ Matthew S. Crouse
MATTHEW S. CROUSE

/s/ Arthur D. Lipson
ARTHUR D. LIPSON as Attorney-in-fact for Lynn D. Schultz

CUSIP NO. 19248A109

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

WESTERN INVESTMENT HEDGED PARTNERS L.P.

46,900	*	22.8900	03/31/08

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

3,000	22.2885	03/31/08

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

526,159	*	22.8900	03/31/08

WESTERN INVESTMENT LLC

None

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

None

ARTHUR D. LIPSON

None

WILLIAM J. ROBERTS

None

MATTHEW S. CROUSE

None

LYNN D. SCHULTZ

None

* Shares were acquired as part of a private purchase.